Exhibit 99.3

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number COMMON Fold Proxy - Common Shares - Annual General Meeting to be held on May 5, 2016 This proxy is solicited by and on behalf of TELUS management. Notes to proxy 1. As a holder you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the common shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated. 3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 4. The common shares represented by this proxy will be voted as directed by you, however, if you do not give specific direction in respect of any matter, this proxy will be voted as recommended by management. 5. This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the accompanying Notice of the Annual General Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the common shares shall be voted FOR the matters listed in items 1, 2, 3, and 4 on the reverse. 6. This proxy should be read in conjunction with the accompanying Notice of Annual General Meeting and of Availability of Proxy Materials. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below. Fold . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 pm (EDT), on May 3, 2016. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 0175SB

. Appointment of Proxyholder I/We being holder(s) of TELUS Corporation common shares hereby appoint: R. H. (Dick) Auchinleck, Chair of TELUS Corporation, or failing him, Darren Entwistle, President and CEO of TELUS Corporation Print the name of the person you are appointing if this person is someone other than Messrs. Auchinleck or Entwistle. OR as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of TELUS Corporation to be held at TELUS Garden, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3 on May 5, 2016 at 10:00 a.m. (PT), and at any adjournment thereof, to the extent permitted by law. VOTING RECOMMENDATIONS ARE INDICATED BY 1. Election of Directors OVER THE BOXES. Withhold Withhold Withhold 01. R. H. (Dick) Auchinleck 05. Lisa de Wilde 09. William A. MacKinnon 02. Micheline Bouchard 06. Darren Entwistle 10. John Manley Fold 03. Raymond T. Chan 07. Mary Jo Haddad 11. Sarabjit Marwah 04. Stockwell Day 08. John S. Lacey 12. David L. Mowat Withhold 2. Appointment of Auditors Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix their remuneration. Against 3. Shareholder Rights Plan Reconfirmation of the Company’s shareholder rights plan. Against 4. Advisory vote on Say on Pay Accept the Company’s approach to executive compensation. Fold Signature(s) Date Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY k Quarterly Reports Request Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do NOT mark the box and return this form, Quarterly Reports will NOT be sent to you in 2016. Annual Report Request Language preference Mark this box if you WANT to receive the 2016 Annual Report containing annual financial statements and MD&A. If you do NOT mark this box, a paper copy of the 2016 Annual Report will NOT be sent to you, unless you subsequently request it. English French Alternatively you may also request a paper copy of the 2016 Annual Report by registering online at www.computershare.com/mailinglist. TELQ 0175TE 188877 AR1 For For For For For For HIGHLIGHTED TEXT